

April 12, 2012

<u>Via E-mail</u>
Al Pietrangelo
President and Chief Executive Officer
Raptor Networks Technology, Inc.
41 Howe Lane
Freehold, NJ 07728

> **Re: Raptor Networks Technology, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 6, 2012**
> **File No. 000-51443**

Dear Mr. Peitrangelo:

       We have reviewed your amended filing and response letter dated April 6, 2012 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 30, 2012.

<u>Proposal 1 – Amendment of our Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 200,000,000 to 500,000,000, page 4</u>

1.   We note your response to prior comment 2; however, your Articles of Incorporation filed as exhibit 3.1 in your Form 10-K for the fiscal year ended December 31, 2004 appear to authorize only 50,000,000 shares of common stock. Your Information Statement indicates that 200,000,000 shares of common are authorized. Please advise. You may consider including as exhibits to your Information Statements any amendments to your Articles of Incorporation reflecting any changes made to your authorized common stock.

<u>Proposal 2 – Amendment to Our Articles of Incorporation To Effect a Reverse Stock Split of the Common Stock of the Company, page 5</u>

2.   Regarding your response to prior comment 3, please revise the table on page 5 to indicate, if true, that the top and bottom rows refer to your capital structure before and after the reverse stock split, respectively.

<u>Proposal 3 – Amendment of our Articles of Incorporation to Change our Domicile</u>

<u>Certain Differences Between the Corporate Laws of Colorado and Wyoming, page 11</u>

3.   We are unable to concur with your assertion in your response to prior comment 4 that there are no material differences in your charter documents when, for example, your

disclosure on page 14 indicates that the Wyoming Bylaws no longer allow shareholders to call special meetings. Please revise your document in accordance with our prior comment.

   Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.


Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel


cc: <u>Via E-Mail</u>
   Ernest M. Stern
   Akerman Senterfitt LLP